December 7, 2022

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Attention:	SiSi Cheng
Melissa Gilmore
Jennifer Angelini
Asia Timmons-Pierce

Re:	Energem Corp.
Registration Statement on Form F-4
Filed December 7, 2022
File No. 333-[ ]

Dear Ladies and Gentlemen,

On behalf of Energem Corp. (the “Company” or “Energem”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) dated October 25, 2022, with respect to the above-referenced registration statement on Form F-4 filed on September 26, 2022 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of ordinary shares of the Company. Concurrently with this submission, the Company has filed the Registration Statement (the “Registration Statement”).

Capitalized terms used but not defined in this letter have the meanings as defined in the Registration Statement. The responses set forth below are based upon information provided to Rimon P.C. For convenience, we have included the specific comments and headings used in the Comment Letter. On behalf of the Company, we advise you as follows:

Registration Statement on Form F-4 filed September 26, 2022

General

1.	Please refile your registration statement on Form S-4 or provide a legal analysis as to your eligibility to file as a foreign private issuer on Form F-4. Please refer to General Instruction A.1 of Form F-4 and the definition of “foreign private issuer” in Securities Act Rule 405.

Response: Further to our introductory statement above in this correspondence letter to the Staff, we have amended the Company’s Form F-4 rather than refile its registration statement on Form S-4 in reliance on the fact that Form F-4 is the applicable form of registration statement that may be used by a foreign private issuer (“FPI”) to register a business combination under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

A “foreign private issuer” is defined in Rule 405 of the Securities Act of 1934, as amended (the “1934 Act”), as any foreign issuer (other than a foreign government), except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter:

(i)	More than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and

(ii)	Any of the following:

(A) The majority of the executive officers or directors are United States citizens or residents;

(B) More than 50 percent of the assets of the issuer are located in the United States; or

(C) The business of the issuer is administered principally in the United States.

1990 K Street NW, Suite 420, Washington, D.C. 20006

Tel: (202) 935-3390

An analysis of whether a company qualifies as an FPI under the mandates of Rule 405 of the Securities Act can be applied through several tests; a company must pass one of the following tests to qualify as an FPI:

●	Test # 1: The company is incorporated outside the United States and more than half of its voting securities are owned of record by non-US residents as of the last business day of its most recently completed second fiscal quarter. Companies that meet these requirements automatically qualify as FPIs.

●	Test # 2: The company is incorporated outside the United States, but fails Test # 1 — it can still qualify as an FPI if all three of the following factors are false as of the last business day of its most recently completed second fiscal quarter:

✓	The majority of the company’s executive officers or directors are US citizens or residents.

✓	More than 50% of its assets are located in the United States.

✓	The company’s business is administered principally in the United States.

Energem satisfies Test #2 because all three of the factors stated are false, as set forth in the following analysis:

1.	100% of the Company’s executive officers or directors are not US citizens or residents:

Name & Title of Energem Officers & Directors	Citizenship	Residency

Swee Guan Hoo, Chief Executive Officer	Malaysia	Malaysia
Kok Seong Wong, Chairman of the Board	Malaysia	Malaysia
Cu Seng Kiu, Chief Financial Officer	Malaysia	Malaysia
Li Sin Tan, Executive Director	Malaysia	Malaysia
Doris Wong Sing Ee, Independent Director	Malaysia	Malaysia
Kwang Fock Chong, Independent Director	Malaysia	Malaysia

2.	100% of the Company’s physical assets are located outside of the United States.

3.	The Company’s office is located in Kuala Lumpur, Malaysia where 100% of its business operations occur, which means that the business is administered entirely outside of the United States

2.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: In response to Staff’s comments, we have added a risk factor on page 69 under the subheading for “Risks Related to Investments Outside of the United States,” which explains, among other things, that the Company’s Sponsor, Energem LLC, is beneficially owned by its Chief Executive Officer, Mr. Swee Guan Hoo and its Executive Director, Ms. Li Sin Tan, both of whom are non-U.S. persons, each of the directors and executive officers of Graphjet Technology (“Graphjet”) is not a resident of the United States and, because Energem and Graphjet are not U.S. companies, the business combination is not expected to be subject to CFIUS review.

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3.	We note apparently inconsistent statements regarding the Class B shares. For example, disclosure on page 49 states “[t]he Founder Shares are automatically convertible into Class A Ordinary Shares at the Closing” and disclosure on page 71 “[a]t Closing, the Founder will own all outstanding of Energem Class B Ordinary Shares.” Please revise to reconcile. Also, clarify whether the combined entity will have a dual-class share structure with super-voting rights in light of disclosure on page 87, making appropriate revisions to the description of share capital section. We note disclosure that the sponsor will have the right to designate three directors and to approve or reject transactions involving Graphjet, however these rights are not described in the section cross-referenced. Please revise to describe these rights of the sponsor, identify the sponsor-designated directors, and include risk factor disclosure.

Response: In response to the Staff’s comment, the disclosure on page 74 has been clarified to explain that all of the Energem Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares at the Closing of the Business Combination; the super-voting disclosure on page 90 was eliminated because of its lack of applicability. Likewise, no references to dual-class structure remain, as the Combined Entity will possess just one class of ordinary shares.

4.	We note that throughout your registration statement you provide footnotes citing hyperlinks to third-party websites to support factual assertions, statistical data or otherwise. Please be advised that where you include a hyperlink in your filing, you assume responsibility for the information on the hyperlinked website and the information accessible through the hyperlinked website as if it were part of your filing. Please refer to Release No. 34-42728 for further guidance regarding the use of hyperlinks in your filing. Please revise.

Response: We assume responsibility for the information on the hyperlinked website and the information accessible through the hyperlinked website as if it were part of the Company’s filing in accordance with Release No. 34-42728 and have allowed the footnotes to remain in the Registration Statement so as not to usurp authorship credit where the Registration Statements quotes statistics or statements from such footnoted websites.

Cover Page

5.	Please disclose the voting power of the (i) public shareholders, (ii) sponsor, (iii) PIPE investors, if any, and (iv) Graphjet shareholders following the business combination. Clearly state whether the combined entity will be a controlled company under the Nasdaq rules and, if so, whether it intends to avail itself of the “controlled company” exemptions to the corporate governance listing standards of Nasdaq. In this regard, we note the reference on page 87 to the “founder-controlled company” and disclosure regarding control on page 116, as well as the table indicting the Graphjet shareholders will own 85% of the combined entity.

Response: The Company advises the Staff that it (i) expanded the discussion on page 35 under the heading “Voting Power; Record Date” to clarify that the Combined Entity will not be a controlled company, (ii) deleted the risk factor on page 90 because, after consummation of the Business Combination, the Combined Entity will have a single class of Ordinary Shares, and (iii) deleted the placeholder language regarding voting control on page 122 because no one person, entity or group will have voting control notwithstanding that the Graphjet shareholders will own 85% of the Combined Entity after consummation of the Business Combination.

Questions and Answers about the Business Combination and the Extraordinary General Meeting What happens to the funds deposited in the Trust Account after consummation of the Business Combination?, page 14

6.	Please revise to disclose the deferred fee of $12,075,000 payable to the underwriters from the trust account upon completion of the business combination, as disclosed on page 151. 14, 74, 151

Response: The Company expanded the Q&A on page 14 and its discussion under “Energem’s Initial Public Offering” on page 77 and clarified its discussion on page 157 regarding the deferred fee of $0.35 per share of the 11,500,000 Class A ordinary shares totaling $4,025,000 payable to the underwriters from the trust account upon completion of the Business Combination to respond to the Staff’s comment.

What interests do the Sponsor and the current officers and directors of Energem have . . . . , page 15

7.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held including, without limitation, ordinary shares and warrants, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material. In this regard, we note disclosure regarding amounts payable pursuant to a promissory note and administrative support agreement (e.g., pages 52, 113-14).

Response: The Company notes the Staff’s comment and advises that it has revised the disclosure on pages 15-16, 29, 31, 43, 51, 72 and 119 of the Registration Statement.

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What shareholder vote thresholds are required . . . . , page 19

8.	Please revise proposal 2 to indicate whether this proposal is conditioned on approval of proposal 1.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 19 and 96 of the Registration Statement and added an additional Q&A to address the Staff’s comment fully.

9.	We note that only the sponsor, as the Class B shareholder, appears entitled to vote on proposal 2(b) and proposal 5. If true, revise your disclosure to clarify how these proposals relate to Class A shareholders, addressing both quorum and voting requirements. Conform disclosure elsewhere for consistency, including without limitation, on pages 91-92.

Response: In response to Staff’s comments, we have supplemented our disclosure of the discussion of Proposal 2(b) and Proposal 5 to clarify that while a special resolution of all of the Energem Ordinary Shares is required to amend and restate the Energem M&A, amendments to particular provisions of the Energem M&A require the approval of the holders of at least 90% of the Energem Class B Ordinary Shares and Proposal 5 to clarify that the appointment of new directors requires an ordinary resolution to be passed by the holders of the Class B Ordinary Shares.

10.	Please revise your disclosure to reflect that discretionary authority may not be exercised to vote in favor of the adjournment proposal.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the opening notice as well as pages 11, 20, 53 and 107 of the Registration Statement to reflect that discretionary authority may not be exercised to vote in favor of the Adjournment Proposal.

11.	Please clarify disclosure regarding the percentage of public shareholders required to approve proposals on which their vote is solicited. In that regard, we note your disclosure on page 15 indicates 2.33% of public shareholders is required for approval, yet this does not seem to constitute a majority when combined with the 22.9% held by the sponsor.

Response: The Company respectfully notes the Staff’s comment and advises that the Registration Statement was clarified to explain that in the event that only the minimum number of shares representing a quorum was present at a shareholders’ meeting held to vote on our initial business combination, in addition to our initial shareholders’ founder shares and placement shares, we would need 268,319, or 2.33% of the original 10,000,000 public shares to be voted in favor of an initial business combination in order to have our initial business combination approved.

Summary of the Proxy Statement/Prospectus, page 22

12.	Please balance disclosure in the summary with information regarding the Graphjet’s limited operating history, lack of revenues or sales, and net losses to date. Additionally highlight that the Graphjet’s auditor has expressed substantial doubt about its ability to continue as a going concern. Include appropriate risk factor disclosure in relation to the foregoing.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure on pages 22 and 53.

13.	Please revise disclosure regarding financial projections on pages 25-26 and 88 for clarify and consistency. For example, it is unclear what period the projections cover, and what amount is projected for each year within the period. In this regard, we note disclosure that you and Baker Tilly were provided financial projections for the five years from 2023 through 2027, yet information on page 88 appears to cover a shorter period. Ensure consistent terminology and convert amounts into U.S. dollars to aid understanding.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 25-26 and 91-92.

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14.	Please revise your disclosure to provide an explanation for the basis of the projections beyond year three. Disclose whether the projections are in line with historic operating trends. Address why the change in trends is appropriate or assumptions are reasonable. While you have a history of operating losses, the forecasts project increasing total gross profit. Given that Graphjet has limited operations and no revenues to date, your disclosure should clearly describe the basis for projecting revenues of approximately $800 million in 2023 (and onward) and the factors or contingencies that would affect these revenues from materializing. Please also disclose whether the preliminary letters of intent identified on page 26 are assumed to become binding contracts for specified production amounts. In addition, address whether the targeted production volumes are reasonable in light of Graphjet’s current and planned manufacturing capabilities, rather than in relation to market demand, as page 79 discloses.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 25-26 and 91-92.

15.	Please revise the diagrams on pages 23 and 24 to reflect the ownership interest of the sponsor, PIPE investors, public shareholders and Graphjet shareholders. Please reflect the portion, if any, represented by Class B shares.

Response: In response to the Staff’s comment, the Company revised the diagrams to reflect the ownership interest of the Sponsor, public shareholders, Graphjet shareholders and Class B shares. There are no PIPE investors at present and none certain by Closing.

16.	Please revise your disclosure on page 26 to clearly distinguish between the opinions of Baker Tilly and the recommendations of Energem’s board.

Response: The Company revised the disclosure on pages 26 to 29 to clearly distinguish between the opinions of Baker Tilly and the recommendations of Energem’s Board.

17.	Please elaborate on the term Start-up Discount referenced on page 26 so that investors have a better understanding of how this measure was used in reaching your valuation of Graphjet.

Response: In response to the Staff’s comment, the Company expanded its discussion where the Start-up Discount is referenced on pages 26, 46 and 82, in connection with Baker Tilly’s valuation of Graphjet, to explain the role of a Start-up Discount in determining the value of Graphjet by using a business valuation method that compares a company’s value to that of its competitors or industry peers to assess its financial worth.

18.	Please revise disclosure regarding production capacity on page 26 to clearly state when the manufacturing plant is expected to be completed and disclose the expected production capacity for each year in the projection period. Describe the anticipated obstacles to overcome, timetable, and associated risks to enable securityholders to evaluate the reasonableness of the projections. Please also clarify how Graphjet will undertake production to meet its projections prior to completion and ramping-up of its own manufacturing plant.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 26 and 152.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 37

19.	Please provide pro forma financial statements that include a balance sheet as of the date of your latest balance sheet and income statements for the latest fiscal year and interim period. The same comment applies to the Unaudited Pro Forma Condensed Combined Financial Information section starting on page 157.

Response: The Company has provided a pro forma financial statements that include a balance sheet as of the date of our latest balance sheet and income statements for the latest fiscal year and interim period and with respect to the Unaudited Pro Forma Condensed Combined Financial Information section.

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Accounting for the Business Combination, page 38

20.	We note your disclosures on pages 38 and 89 regarding your anticipated accounting treatment for the business combination and that the business combination will be treated using the acquisition method of accounting. Please tell how you reached that conclusion, or revise your disclosures accordingly, as it appears that it should be accounted for as a reverse capitalization with the financial statements of the combined entity represented as a continuation of the financial statements of Graphjet with the business combination being treated as the equivalent of Graphjet issuing stock for the net assets of Energem, accompanied by a recapitalization.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures set forth on pages 40 and 93 as it concurs with the Staff’s analysis that the business combination should be accounted for as a reverse capitalization with the financial statements of the combined entity represented as a continuation of the financial statements of Graphjet with the business combination being treated as the equivalent of Graphjet issuing stock for the net assets of Energem, accompanied by a recapitalization.

Basis of Pro Forma Presentation, page 39

21.	Refer to the table on page 39. Please address the following:

●	Footnote (2) and (3) appear to indicate that the maximum redemptions scenario includes the shares underlying the Public and Private Placement warrants. However, these shares do not appear to be included in the amounts presented. Please revise or advise.

●	Refer to footnote (4). Tell us how you concluded it was appropriate to include PIPE investment shares in the table. In this regard, we note your disclosure on page 12 that you intend to enter into subscription agreements and that there is no assurance you will successfully enter into any subscription agreements with PIPE investors; and

●	Reconcile the amounts disclosed in the share ownership table on page 39 with the amounts disclosed on page 72. In addition, revise to also present the 50% redemption scenario, similar to your presentation on page 72.

Response: In response to the Staff’s comments, Footnote (2) and (3) on page 41 were revised. Regarding footnote (4), nothing has changed as there are no binding commitments from any PIPE investors and that there is no assurance we will successfully enter into any subscription agreements with PIPE investors, however, the line entry in the table was for illustration purposes only so investors could see additional dilution that is possible. The Company has amended footnote (4) to clarify these points. In addition, the Company has revised the tables on pages 41 and 75 to reflect recent redemptions and to reconcile the share ownership further to the Staff’s comment.

Risk Factors, page 40

22.	Please additionally disclose the material risks to unaffiliated investors presented by taking the company public through a business combination rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company acknowledges the Staff’s comment and has added an additional risk factor on page 52.

Directors of Energem have potential conflicts of interest . . . . , page 41

23.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: The Company acknowledges the Staff’s comment and has added disclosures to the risk factors on pages 43-44, 45, and 51.

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24.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: In response to the Staff’s comment, the Company supplemented a risk factor and created a new risk factor on page 47 to highlight the materials risks to public warrant holders in accordance with the Staff’s comment.

Pro Forma Capitalization, page 71

25.	Please disclose the sponsor and its affiliates total potential ownership interest in the combined company, assuming exercise and conversion of all securities (e.g., shares underlying private units and private warrants). If the sponsor will receive additional securities pursuant to an anti-dilution adjustment based on the company’s additional financing activities, then please also (i) quantify the number and value of securities the sponsor will receive and (ii) disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public security holders.

Response: We respectfully acknowledge the Staff’s comment and advise that in response the Company revised the ownership table on pages 41 and inserted a more detailed table on page 75 that includes shares underlying private units and private warrants.

26.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: In response to the Staff’s comment, the Company has made revisions throughout the registration statement including to revise the ownership table on page 41 and inserted a more detailed table on page 75 that includes shares underlying private units and private warrants.

27.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: We acknowledge the Staff’s comment and note that the underwriting fees remain constant and are not adjusted based on redemptions by the public shareholders and, accordingly, the Company respectfully advises the Staff that it believes that the disclosure currently are sufficient and no adjustment has been made for the sensitivity analysis.

Proposal No.1 - The Business Combination Proposal, page 72

28.	We note your presentation of pro forma book value per share on page 72. Please revise to provide in comparative columnar form, book value per share and loss per share on a historical and pro forma basis for the registrant and Graphjet for the most recent fiscal year and interim period.

Response: In response to the Staff’s comment the Company has revised the table on page 75 to provide in comparative columnar form, book value per share and loss per share on a historical and pro forma basis for the registrant and Graphjet for the most recent fiscal year and interim period.

29.	You refer to pro forma book value in Footnote (3) but do not provide the data in the Unaudited Pro Forma Condensed Combined Financial Information section. Please revise.

Response: This has been remedied and the Company has inserted the Unaudited Pro Forma Condensed Combined Financial Information.

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Background of the Business Combination, page 73

30.	Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counter-proposals and size of PIPE. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues, and how you reached agreement on the final terms.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure on pages 76-81.

31.	Please elaborate on what led to Energem’s management team’s initial meeting with Graphjet’s management team.

Response: In response to the Staff’s comment, the Company has supplemented its discussion on page 77 to elaborate on what led to Energem’s management team’s initial meeting with Graphjet’s management team.

32.	Please revise or explain the closing enterprise value of $3.078 billion disclosed on page 75 in light of disclosure elsewhere, including references to an “increase” and a valuation of “at least $2.0 billion” on page 76.

Response: The Company respectfully advises the Staff that the Registration Statement has been revised to reflect that the accepted enterprise value of Graphjet disclosed on page 76 is $1.49 billion.

33.	We note that you engaged Baker Tilly to provide a fairness opinion. Please revise disclosure throughout to clarify the scope of the fairness opinion. Clearly state that the opinion addresses fairness to all shareholders as a group. Please disclose the fees Baker Tilly will receive upon completion of the business combination and any amount that is contingent thereupon. Please also include the fairness opinion as an exhibit to your registration statement and file Baker Tilly’s consent with your next amendment.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Registration Statement to clarify the scope of the fairness opinion and address the above points. The Company has also included the fairness opinion as an exhibit to the Registration Statement and has filed Baker Tilly’s consent.

34.	We note your reference on page 75 to a valuation analysis delivered to Energem by ARC Group Limited. Please include the information required by Item 1015(b) of Regulation M-A, or tell us why you are not required to do so. Additionally disclose the fees the financial advisor will receive upon completion of the business combination and any amount that is contingent thereupon; describe any additional services the financial advisor or its affiliates are providing in connection with the business combination (such as the PIPE investment) and the related fees, including contingent fees; and describe any services the financial advisor has provided to the Graphjet or affiliates of the parties.

Response: The Company acknowledges the Staff’s comments and respectfully advises that it amended the discussion to clarify Arc Group Ltd.’s role which was not to present valuation data or prepare any valuation analysis or report and instead the determination for approval was made based on the fairness presented by Baker Tilly. Moreover, page 77 now discloses that Arc Group is entitled to a one-time payment of $225,000 plus a success-based fee of 2% equity in the form of Graphjet ordinary shares based on a pre-money valuation at moment of the closing of the business combination.

35.	Please disclose the identity of the underwriters for your initial public offering and whether they performed additional services thereafter. We note disclosure on page 151 that part of the IPO underwriting fee was deferred and, together with an additional $12.075 million fee, is conditioned on completion of a business combination. Please describe and quantify the aggregate fees payable to the IPO underwriters that is contingent on completion of a business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 77 to disclose the identity of the underwriters, any additional services performed after the initial public offering and any aggregate fees payable to the underwriters contingent upon completion of the business combination.

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36.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: We respectfully acknowledge the Staff’s comment and advise that the law firm of Ogier (Cayman Islands) inserted the waiver of the corporate opportunities doctrine in the Company’s initial articles of association prior to the IPO and each amendment thereto because, under Cayman Islands law, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position, however, in some instances what would otherwise be a breach of this duty can be forgiven or authorized in advance by the shareholders, provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated articles of association or alternatively by shareholder approval at general meetings. The Company’s Articles of Association provides such permission through a waiver of the corporate opportunities doctrine.

37.	Please revise this section to disclose any discussions about continuing employment or involvement for any persons affiliated with Energem before the business combination. In that regard, we note your disclosure on page 48 that Swee Guan Hoo and Doris Wong Sing Ee are expected to serve on the board of directors of the Combined Entity.

Response: In response to the Staff’s comment, the Company made a clarifying comment on page 50 of the registration statement.

Interests of Certain Persons in the Business Combination, page 89

38.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-combination entity.

Response: In response to the Staff’s comment, the Company has revised pages 51, 120, and 148 of the Registration Statement.

Beneficial Ownership of Combined Entity Securities, page 112

39.	We note the Lim Hooi Beng is identified as Non-Executive Chairman and Director of the post-combination entity, yet he is not included among the directors identified, and is not listed in the table of beneficial ownership. We also note that Mr. Beng and Mr. Rong own a significant interest in Graphjet. Please revise to reflect Mr. Beng’s and Mr. Rong’s ownership interest after the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure on page 118.

Voting Rights, page 116

40.	Please clearly disclose the voting rights of Class A Ordinary Shares and Class B Ordinary Shares.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement substantially to disclose the voting rights among the holders of the Class A Ordinary Shares and Class B Ordinary Shares clearly. See in particular page 122 that explains that all holders of the Combined Entity’s Shares are entitled to vote at a general meeting.

Certain Material U.S. Federal Income Tax Considerations, page 130

41.	We note your disclosure that there will be no material U.S. federal income tax consequences to U.S. Holders of Energem Class A Ordinary Shares and warrants as a result of the Business Combination. Please provide a tax opinion covering the material federal tax consequences of the transaction to the holders of Energem’s securities and revise your disclosure accordingly. Please refer to Item 601(b)(8) of Regulation S-K, per Item 21(a) of Form S-4. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No. 19, which is available on our website.

Response: The Company has provided a tax opinion in response to the Staff’s comment as an exhibit to the registration statement.

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42.	Please remove the reference to “certain” in the heading of this section and in all references thereto to clarify that the discussion is of the material tax consequences, not merely certain material tax considerations. Refer to Section III.C.1 of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to remove reference to “certain” in connection with material tax considerations.

Graphjet’s Business, page 143

43.	We note your disclosure that Graphjet is the owner of the graphene/graphite manufacturing technology developed in collaboration with two Malaysian universities. We also note that page F-41 indicates that Graphjet “entered agreements with third parties from China in acquiring intellectual property amounting $6,805,807 for the production of Graphite and Graphene from palm kernel shell.” Please explain the nature of these agreements and how these agreements relate to your intellectual property of your manufacturing technology. Please also disclose whether your technology is subject to any ownership, intellectual property, or other rights of any parties other than Graphjet. Please file the agreement by which Graphjet acquired the intellectual property as an exhibit to your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure on page 153 and filed the agreements as exhibits to the Form F-4.

44.	We note disclosure on page 144 that “Graphjet is currently producing graphite and graphene on a small scale industry basis . . . [and] has been able to prove that its patented manufacturing process is capable of mass producing high quality & consistent graphite and graphene at competitive prices.” Please balance this disclosure by identifying any uncertainties and risks associated with the manufacturing process, also described elsewhere as “proven.” Quantify Graphjet’s current production capacity and describe the expected obstacles and timetable to ramp up production to meet projected quantities. Reconcile references to “patented” with disclosure elsewhere indicating that Graphjet’s patents are pending.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure on pages 26, 60 and 149-153.

Research and Development, page 147

45. Please elaborate on your collaboration agreements with UKM and UTEM. Please clearly describe the rights and obligations of the parties.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure on page 153.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 149

46.	Please revise your selected historical financial information and results of operations discussions for each respective company to present the unaudited interim period information and analysis for 2022.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure on page 158.

Liquidity and Capital Resources, page 156

47.	Please quantify and more fully disclose and discuss your short and long term liquidity requirements and priorities, including potential changes in your priorities based on the impact of changes in the amount of cash available to the post-merger company due to the amount of cash redemptions by shareholders.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure on page 162.

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Energem Corp Notes to Financial Statements Note 7 - Shareholders’ equity, page F-29

48.	We note your disclosure on page 149 that you account for warrants as either equity or liability based on an assessment of the warrant’s specific terms and applicable authoritative guidance. Please provide us with your assessment and conclusion on your public and private placement warrants separately. As part of your response, please tell us whether the related warrant agreements contain any of the provisions addressed in the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies issued on April 12, 2021 and how these provisions impacted your accounting determination. Revise your accounting policies within your discussion as well as in your financial statements accordingly.

Response: The Company is pleased to advise the Staff that its warrant agreements contain the provisions addressed in the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies issued on April 12, 2021 to enable equity treatment of Warrants.  Accordingly, we do not consider it necessary to revise our accounting policies and financial statements.

Zhonghe Graphene SDN, BHD Index to Financial Statements September 30, 2021 and 2020 Page F-31, page F-31

49.	Please refer to the financial statement updating requirements of Rule 8-08 of Regulation S-X and provide updated information with your next amendment.

Response: The Company has provided updated financial statements of Graphjet Technology Sdn. Bhd. (formerly named Zhonghe Graphene Sdn. Bbd.) in response to the Staff’s comments and in accordance with Rule 8-08 of Regulation S-X.

Exhibits to Registration Statement

50.	Please file your supply agreement with Toyoda as an exhibit to your registration statement.

Response: In response to the Staff’s comment, the Company has filed the Supply Agreement, as an exhibit to the Registration Statement at Exhibit 10.11.

51.	Please file the executive employment agreements referred to on page 38 as exhibits to your registration statement.

Response: In response to the Staff’s comment, the Company has filed the executive employment agreements, as exhibits to the Registration Statement at Exhibits 10.12 through 10.19.

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If you have any additional questions regarding any of our responses or the Registration Statement, please do not hesitate to contact Debbie Klis on (202) 935-3390 of Rimon P.C.

Kindest regards,

/s/ Rimon P.C.
Rimon P.C.

cc: Swee Guan Hoo, Chief Executive Officer, Energem Corp

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